The Real Brokerage Inc. Opens in Wyoming

Cheyenne Area Real Estate Broker James "JP" Fluellen Named Principal Broker

TORONTO AND NEW YORK -- December 14, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced its launch of operations in Wyoming. Real is now operating in 40 states, the District of Columbia and Canada.

As part of the state launch, Real has appointed real estate broker James "JP" Fluellen as Principal Broker. Fluellen began his career in real estate in 2010 with Coldwell Banker where he worked for seven years and coached a team. Fluellen, an active real estate blogger, joins Real from eXp Realty, where he previously served as a team leader.

"Real's vision and the opportunity for leadership positions within the company were very appealing," James Fluellen said. "I think the future is bright for Real to be in Wyoming."

"JP and his team are powerful additions to our community at Real," said Real co-founder and CEO Tamir Poleg. "Real is continuing to expand in the western regions of the United States. We are excited to have JP lead the state and grow our presence in Wyoming's market."

Corporate Update

The Company has acquired all of the issued and outstanding common shares of Scott Benson Real Estate Inc, a brokerage company based in Ontario, Canada. Following the acquisition, the wholly-owned subsidiary was renamed Real Broker Ontario Ltd.

The Company has granted restricted share units ("RSUs") under Real's restricted share unit plan (the "RSU Plan") which was approved by shareholders on August 20, 2020.

Real granted an aggregate of 875 RSUs to a senior officer of Real. The RSUs will vest over a three-year period and in accordance with the RSU Plan.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 40 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 3,700 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Wyoming, the Company's expansion into the Western United States and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.